08026348

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67185

SEC Mail Processing Section
FEB 28 2008
Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 BRICKELL AVENUE
(No. and Street)

MIAMI (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LUIS F. MENOCAL III (305) 670-4180
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI FL 33144
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LUIS F. MENOCAL III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACP SECURITIES, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

JESIKA BERLUCHE
Comm# DD0660923
Expires 4/9/2011
Florida Notary Assn., Inc

Signature

President

Title

Notary Public 2/20/08

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACP SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

February 13, 2008

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
ACP Securities, LLC

We have audited the accompanying statement of financial condition of ACP Securities, LLC (the Company) (a wholly owned subsidiary of ACP Capital Holdings, LLC) as of December 31, 2007, and the related statement of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financials based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACP Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • 305.554.1560 • 305.553.0115 Fax

EXHIBIT "A"

ACP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

ASSETS		
Cash and Cash Equivalents	$ 93,025	
Deposit with Clearing Broker	25,000	
Accounts Receivable from Clearing Broker, No Reserve Required	97,573	
Due from Related Party	7,937	
Prepaid Expenses and Other Assets	5,190	
Computer and Other Equipment, at Cost, Net of Accumulated Depreciation of $ 10,861	11,772	
TOTAL ASSETS		$ 240,497

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Payable to Clearing Broker	$ 9,972	
Due to Related Party	33,624	
Accounts Payable and Accrued Expenses	15,164	
Total Liabilities		$ 58,760
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		
Paid-in Capital	$ 327,208	
Accumulated (Deficit)	(145,471)	
Total Member's Equity		181,737
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 240,497

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "B"

ACP SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		$ 183,411
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 96,151	
Clearance, Quotation, and Communication Costs	29,156	
Occupancy and Other Rentals	4,750	
Taxes, Other than Income Taxes	1,611	
Other Operating Expenses	58,409	
Total Operating Expenses		190,077
(LOSS) BEFORE INCOME TAXES		$ (6,666)
INCOME TAX PROVISION		-
NET (LOSS)		$ (6,666)

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "C"

ACP SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Paid-in Capital	Accumulated (Deficit)	Total Member's Equity
Balance - January 1, 2007	$ 247,208	$ (138,805)	$ 108,403
Capital Contribution - Cash	80,000	-	80,000
Net (Loss) for the Period	-	(6,666)	(6,666)
Balance - December 31, 2007	$ 327,208	$ (145,471)	$ 181,737

Subject to Comments in Attached Letter and Notes to Financial Statements.

EXHIBIT "D"

ACP SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES		
Net (Loss)	$ (6,666)	
Adjustments to Reconcile Net Profit to Net		
Cash Used in Operating Activities:		
Depreciation	7,444	
Changes in Operating Assets and Liabilities:		
(Increase) in Accounts Receivable from Clearing Broker	(97,573)	
Decrease in Due From Related Party	7,500	
(Increase) in Prepaid Expenses and Other Assets	(95)	
Increase in Payable to Clearing Broker	6,295	
Increase in Due to Related Party	33,624	
(Decrease) in Accounts Payable and Accrued Expenses	(2,883)	
NET CASH (USED IN) OPERATING ACTIVITIES		$ (52,354)
INVESTING ACTIVITIES		
Purchase of Computer and Other Equipment	$ (2,134)	
NET CASH (USED IN) INVESTING ACTIVITIES		(2,134)
FINANCING ACTIVITIES		
Cash Contribution from Member	$ 80,000	
NET CASH PROVIDED BY FINANCING ACTIVITIES		80,000
INCREASE IN CASH		$ 25,512
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		67,513
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 93,025
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ 146
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

ACP SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - ACP Securities, LLC (the Company) is a registered broker/dealer and a member firm of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of ACP Capital Holdings, LLC (the member and parent), a financial services company.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

Computer and Other Equipment - Computer equipment is stated at cost less accumulated depreciation. Depreciation on computer and other equipment is calculated using the straight-line method over a three year period which is the estimated useful life of the computer equipment. Depreciation expense for the year ended December 31, 2007 amounted to $ 7,444.

Income Taxes - No Federal or State income taxes are payable by the Company, and none have been provided for in the accompanying financial statements. The Parent is to include the Company's income or losses on its tax return.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Revenue and Expense Recognition - Commission income and expense from customer transactions are recorded on a trade-date basis.

Cash Equivalents - The Company considers cash, money market accounts, and certificates of deposit with original maturities of less than three months to be cash equivalents.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $50,000. At December 31, 2007, the Company's "Net Capital" was in excess of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

During the year 2006, the Company entered into a noncancelable operating lease for premises with a related party. As of December 31, 2007, the premises were still not available due to the landlord's renovation of the building. As a result of the unavailability of the premises, the landlord provides the Company with an alternate space to be used until the leased premises are ready for occupancy. In an agreement dated May 24, 2007, the landlord agreed not to charge the Company any rent for the alternate premises from January 1, 2007 until the premises are ready. Because the agreement was not dated until May 24, 2007, the Company has accrued rental expense for the period from January 1, 2007 to May 24, 2007 at the landlord's estimate of the monthly value of the premises at $950 per month or a total of $4,750 for the period. In addition, the landlord will allow the Company at its option to negotiate a new lease.

Future minimum lease payments under the original lease are as follows:

Year Ending December 31:	
2008	$ 37,723
2009	38,854
2010	40,020
2011	41,221
	$ 157,818

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2007 is as follows:

Commissions	$	98,490
Private Placement Fees		45,938
Interest and Other		38,983
	$	183,411

NOTE 5 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company agreed to reimburse one of its affiliates $ 33,624 for payroll and related payroll expenses paid for by the affiliate on behalf of the Company. This amount was reimbursed in January 2008.

The company previously had an agreement with an affiliate to reimburse the Company for 10% of certain operating costs. This agreement was ended effective September 30, 2006. The balance due to the Company in the amount of $ 7,937 reflected in the accompanying statement of financial condition was paid in full in January 2008. In May 2007, a new agreement between the parties was entered into effective January 2008, whereby the affiliate would reimburse the Company 10% of its fee revenues starting in the first quarter of 2008.

ACP SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

NET CAPITAL		
Total Member's Equity		$ 181,737
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 181,737
Less: Non-Allowable Assets and Other Deductions:		
1. Net Property and Equipment	$ 11,772	
2. Prepaid Expenses and Other Assets	5,190	
3. Due from Related Party	7,937	24,899
Net Capital Before Haircuts on Security Positions		$ 156,838
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f), including Blockage:		-
Net Capital		$ 156,838

NOTE - There are no significant differences in the computation of adjusted net capital between the revised unaudited broker-dealer focus report Form X-17A-5, Part IIA filing and the audited annual report.

ACP SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Payable to Clearing Broker	$ 9,972	
Due to Related Party	33,624	
Accounts Payable and Accrued Expenses	15,164	
Total Aggregate Indebtedness		$ 58,760
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 3,912
Minimum Net Capital Requirement		$ 50,000
Excess in Net Capital (Net Capital Less Net Capital Required)		$ 106,838
Excess Net Capital at 1,000 Percent (Net Capital Less 10% of Aggregate Indebtedness)		$ 150,962
Percentage of Aggregate Indebtedness to Net Capital		37.47%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

ACP SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

ACP SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is Pershing, LLC. The Company holds no customer funds or securities. Such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession and control requirements under Rule 15c3-3.

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Member
ACP Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of ACP Securities, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • 305.554.1560 • 305.553.0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with United States generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet to meet the SEC's objectives.

This report is intended solely for the information and use of the member or parent management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 13, 2008

END